 Exhibit 99.2
FIELD TRIP HEALTH LTD.
(FORMERLY NEWTON ENERGY CORPORATION)
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2021
AND
PERIODS ENDED MARCH 31, 2020
(Expressed in Canadian dollars, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2021
AND PERIODS ENDED MARCH 31, 2020
DATED: JUNE 24, 2021
This management’s discussion and analysis (“MD&A”) for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020, provides detailed information on the operating activities, performance and financial position of Field Trip Health Ltd. on a consolidated basis (“We”, the “Company” or “Field Trip”). This discussion should be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2021 and period from April 2, 2019 (date of incorporation) to March 31, 2020. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in Canadian dollars, unless otherwise noted.
The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2021, is referred to as the “current fiscal year”, “fiscal 2021”, or using similar words. The Company’s current three months ended March 31, 2021, is referred to as the “current fiscal quarter, “fourth quarter of fiscal 2021”, or using similar words.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws. All statements, other than statements of historical fact, made by Field Trip that address activities, events or developments that Field Trip expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Field Trip’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of Field Trip, and developments related to, Field Trip after the date of this document, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of Field Trip’s business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by Field Trip, changes in laws or regulatory requirements, the market for Field Trip’s services, the impact of the COVID-19 pandemic, the business objectives of Field Trip and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to Field Trip and the use of such funds, the healthcare industry in Canada and the United States, the ability of Field Trip to operate the clinics, the development, patentability and viability of FT Discovery molecule FT-104, the ability of Field Trip to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating any additional clinical trials for FT-104, the ability of Field Trip to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Field Trip to obtain regulatory approvals prior to each clinical trial and the ability of Field Trip to generate patient member growth. Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed; risks associated with the application to list its securities, if at all, on the NASDAQ; future issuances or actual or potential sales of securities; negative operating cash flow and going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of Field Trip; speculative nature of an investment in the securities of Field Trip; limited operating history as a public company; a significant number of common shares of Field Trip (the “Common Shares”) are owned by a limited number of existing shareholders; the expected future losses of Field Trip and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential Oregon operations; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; reliance on drug developers; reliance on contract manufacturers; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; the possible engagement in misconduct or other improper activities by employees; the expansion of Field Trip’s business through acquisitions or collaborations; risk of product liability claims; risks related to third-party licenses; changes in patent law; litigation regarding patents, patent applications, and other proprietary rights; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; Field Trip’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Field Trip’s industry; negative results from clinical trials; foreign currency exchange rate fluctuations and its effects on Field Trip’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; the impact of the COVID-19 pandemic; non-compliance with laws; medical personnel operating out of Field Trip’s clinics; unfavourable publicity or consumer perception; patient acquisitions; drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; Field Trip being a holding company; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; agriculture risks; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers. . Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
For a more detailed discussion of risks and other factors, see Field Trip’s annual information form dated June 24, 2021 under the heading “Risk Factors”, or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Field Trip’s SEDAR and EDGAR profiles.
There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Field Trip’s expected financial and operating performance and Field Trip’s plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent Field Trip’s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent Field Trip’s views as of the date of such documents, unless otherwise indicated in such documents. Field Trip anticipates that subsequent events and developments may cause its views to change. However, while Field Trip may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
OVERVIEW
Corporate Structure
The Company was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta) and adopted the name “Newton Energy Corporation”. On September 30, 2020, in connection with the Transaction (as defined below), the Company filed articles of amendment to:

(i) consolidated its outstanding Common Shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”
On October 1, 2020: (i) the Company and Field Trip Psychedelics Inc. (“FTP”) completed a series of transactions resulting in a reorganization of FTP and the Company and pursuant to which the Company became the direct parent and sole shareholder of FTP; (ii) the Company changed its year end from December 31 to March 31; and (iii) the Company was continued under the Canada Business Corporations Act (the “Continuance”) by Certificate and Articles of Continuance ((i)–(iii) collectively referred to as the “Transaction”).
The Transaction constituted a Reverse Takeover of the Company by FTP under applicable securities laws.
The Common Shares were listed on the NEX board of the TSX Venture Exchange (the “TSXV”) until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction. The Common Shares commenced trading on the Canadian Securities Exchange (the “CSE”) on October 6, 2020, under the symbol “FTRP”. The Common Shares were subsequently delisted from the CSE and listed on the Toronto Stock Exchange (“TSX”) on June 7, 2021.
The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3.The following table describes the subsidiaries of the Field Trip, their place of incorporation, continuance or formation, and the percentage of the outstanding voting securities of each subsidiary that are beneficially owned, controlled or directed by the Field Trip.
Business of the Company
Field Trip is a leader in the development and delivery of psychedelic therapies. We focus on blending operational execution with strategic investment across all aspects of the psychedelics value chain. Field Trip is focused on i) developing a body of research and therapeutic protocols designed to provide patients with informed, proven and safe access to psychedelic medicine in a variety of programs; and ii) growing a network of specialty clinics where we offer ketamine assisted psychotherapy in North America and programs leveraging psilocybin truffles in The Netherlands. With our business segments: (i) Field Trip Discovery (“FT Discovery”) leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics; (ii) Field Trip Health clinics for psychedelic therapies opening across North America (the “Clinics”); and (iii) Field Trip Digital building the digital and technological tools to support psychedelic experiences and consciousness expansion, we help people, from those in treatment to those seeking accelerated personal growth, with a simple, evidence-based way to heal and heighten engagement with the world.

Advanced Research and Drug Development
Through FT Discovery, the Company performs research on botanical psychedelics and psychedelic-based molecules for future therapeutic application of select mental health indications. FT Discovery has two independent activities: (i) developing custom synthetic molecules targeting serotonin 5HT2A receptors, which are, in part, implicated in mood disorders; and (ii) conducting research and development related to the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”), in collaboration with the University of West Indies (“UWI”). Pursuant to a research agreement with UWI (the “UWI Agreement”), the Company has built a 2,072 sq. ft. custom-built research and cultivation facility on the UWI campus (the “Jamaica Facility”) to conduct the Psilocybin Research. Further, Field Trip anticipates that insights relating to the administration of psychedelics and psychedelic-assisted psychotherapy within the Clinics can be integrated in the Company’s approach to novel drug development.
Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. Psychedelic drug administration combined with psychotherapy can lead to improvements in conditions relating to depression and addiction, which are often a result of dysfunctional brain processing. FT-104 is the first drug candidate in development by FT Discovery. FT-104 is a next generation, synthetic psychedelic molecule whose design is, in part, based on classical serotonin 2A psychedelics. Patents are pending on FT-104’s structure, formulation and use in treating a variety of central nervous system disorders.
Field Trip Health Centres
Field Trip believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. MDMA and psilocybin are expected to receive FDA approval in the next 2 to 5 years. Our Field Trip Health centres hold significant strategic value in that they enable us to collect large amounts of data from patients on clinical outcomes associated with the set, setting and therapeutic protocols of psychedelic therapies. This data allows us to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. Our focus with Field Trip Health centres is to rollout clinics across North America and Europe to position Field Trip as the leading global brand of trusted clinics for psychedelic-assisted therapies, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in The Netherlands and other jurisdictions, where permitted, for the effective and affordable treatment of depression, anxiety, addiction and other conditions.
Ketamine is the first, and until opening of the Netherlands location, the only psychedelic administered to patients in conjunction with our custom developed psychotherapy protocol. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with Field Trip’s comprehensive psychotherapy program to affect behavioral change. More specifically, Field Trip offers or plans to offer the following types of therapy:
•
Ketamine-enhanced psychotherapy (“KEP”) is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KEP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music.

•
Psychedelic-enhanced psychotherapy combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. KEP is a type of psychedelic-enhanced psychotherapy, that uses ketamine as the psychedelic catalyst.

•
Psychedelic-integration psychotherapy consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-enhanced psychotherapy, including KEP, or may be employed on its own to integrate patient experience outside of a clinical setting.
While the use of ketamine in KEP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the United States. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, Field Trip intends to explore the use of other methods of psychedelic-enhanced psychotherapy.
Currently, Field Trip operates and owns a clinic in Toronto, Ontario, and operates clinics in New York, NY, Santa Monica, CA, Chicago, IL, Atlanta, GA and Houston, TX through physician practices or professional medical corporations (“PCs”) which are owned solely by state-licensed physicians. The PCs’ results are consolidated with Field Trip (see Note 2 Basis of Presentation in our audited annual consolidated financial statements for the fiscal year ended March 31, 2021 and period from April 2, 2019 (date of incorporation) to March 31, 2021 for a detailed discussion of the basis for consolidation). Field Trip has also leased locations in San Diego, CA and Washington, DC. The Company completed construction of its clinic in Amsterdam (the “Amsterdam Clinic”) during the quarter and is in the process of setting up operations. Subsequent to the current fiscal year end, Field Trip entered into leases and has commenced, or will soon commence, construction to build Field Trip Health centers in San Carlos, CA, Seattle, WA, Austin, TX, Fredericton, NB, Vancouver BC, Washington DC and Stamford Connecticut.
Digital Tools: Trip and Portal
Field Trip Digital has developed Trip, a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores, and Portal, a digital health platform to support clients participating in psychedelic therapies at Field Trip Health centers. Our Trip app’s user base grew by 57% from the third fiscal quarter. Portal is a next generation telehealth platform that connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. The feature-sets of both platforms are expected to grow significantly in the coming fiscal year.
REGULATORY ENVIRONMENT
Field Trip operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which Field Trip operates. Please refer to Field Trip’s Annual Information Form of even date herewith (the “Annual Information Form”) for further information.
Controlled Substances
The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
Most US States have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, form the basis for much state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some States have established a prescription drug monitoring or review programs collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. Field Trip complies with all State CSAs in jurisdictions where it operates.
In the United States, facilities holding or administering controlled substances must be registered with the US Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine

(a “DEA License”). To the Company’s knowledge, the Clinics in the United States and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the United States, including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and the Corporation has put in place policies designed to adhere to DEA requirements.
The Opium Act (Opiumwe) (the “Opium Act”) is the primary drug legislation in the Netherlands which place controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin-containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in The Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (“Jamaica Drug Act”). Therefore, the psilocybin research is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to the Corporation stating his support for the Corporation’s operations in Jamaica.
Field Trip does not deal with controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. Field Trip does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development upon passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
On November 4, 2020, the District of Columbia approved an initiative that aims to effectively decriminalize the use of several psychedelic substances. Initiative 81 makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department. Similar to state legalization efforts in Oregon, the Company cannot comment on the regulatory framework as it has not been created nor can the Company assess when or if the US federal government will permit such activities.
In addition, since the passage of Measure 109, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, Hawaii and Connecticut drawing on elements of the Oregon ballot measure. In Florida, The Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centers designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21. In Connecticut, House Bill 6296, if approved, will establish a task force to study the health benefits of psilocybin.
Field Trip expects that legislation of similar natures may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. Field Trip cannot comment on the regulatory framework in any such jurisdiction as it has not been created. Field Trip will assess its options to conduct legal business in such jurisdictions when State or Provincial, as applicable, and Federal regulations are established and may seek any required licenses or approvals at that time.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine. Please see “Regulatory Oversight — Research and Development”.
While Ketamine is a controlled substance in Canada and the United States, it is approved as an anesthetic under the Food and Drugs Act (Canada) and the US Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labelling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Ketamine-based treatment is gaining acceptance for treating depression. Furthermore, a Ketamine nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the Canadian Controlled Substances Act if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four (4) Canadians experiencing end of life distress or other intractable mental health conditions incurable cancer to receive psilocybin therapy to treat their end-of-life anxiety. Having the exemption in question permits such individuals to legally obtain and use psilocybin.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP.(1)
In the United States, the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act. In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Clinical Operations
Each province and territory of Canada and each state in the United States mandates the requirements for the Field Trip Health Centers (the “Clinics”) and the conduct of the medical professionals who work in the Clinics. Please refer to the table set out in the Company’s Annual Information for of even date herewith for details concerning these regulations.
Although it is the Company’s intention to administer psilocybin-containing truffles as a food product in The Netherlands, the Company also intends to employ medical professionals in its Amsterdam Centre and has applied for an “alternative care” license under the Dutch Healthcare Quality, Complaints and Disputes Act (WKKGZ).

(1)
See gazette.gc.ca/rp-pr/p1/2020/2020-12-12/html/notice-avis-eng.html

While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the United States where they believe it will be an effective treatment in their professional judgment. It is Field Trip’s policy never to dictate or influence the professional judgement of our physicians, nurses or other clinical staff.
Administration of ketamine as part of the Ketamine Assisted Psychotherapy (“KAP”) program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional, under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the United States, the laws applicable to the Clinics and the conduct of medical professionals therein are at the State level and vary by jurisdiction. Additionally, in the United States, the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each State, Field Trip plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date hereof, to the best of Field Trip’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professional.
Under Field Trip’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) that apply to the storage and/or administration of ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington and Arizona do not have specific CPOM legislation, but case law may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by State-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statutes nor is there clear judicial consideration of CPOM within this jurisdiction. However, Field Trip proposes to organize the Clinics in those jurisdictions as a physician-owned Professional Corporations.
Individuals and entities that conduct business in the US health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In The Netherlands, Field Trip’s wellness centre will make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, Field Trip is making the psilocybin-containing truffles available to clients as a whole, natural food product. As Field Trip employs medical professionals in its business, we have elected to register as an alternative care provider. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as medicinal product, Field Trip would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, Field Trip will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
Field Trip’s business is also governed by laws in Canada, the United States and the Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), The Health Insurance Portability and Accountability Act of 1996, the Netherlands Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. Field Trip has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The psilocybin research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964.
The Psilocybin Research is not in contravention of local laws in Jamaica and the Company has received a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or has not yet been passed), confirming the permissibility of the Company’s operations in such jurisdictions.
Research and Development Operations
As the Company’s business spans different operational models, the Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and service providers for the conduct of its operations. The Company’s research and development activities rely on the following relationships with the following three third parties: (1) the UWI Agreement in respect of the Psilocybin Research; (2) engagement by the Company of a contract research organization (“CRO”) regarding FT-104 (the “CRO Engagement”) and (3) the service agreement with the Company’s contract manufacturing organization (“CMO”) in respect of FT-104 (the “CMO Agreement” and together with the CRO Engagement, the “FT-104 Agreements”).
UWI is a globally recognized academic institution. The UWI Agreement was negotiated at arm’s length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. With respect to the FT-104 Agreements, Health Canada and the FDA have indicated that FT-104 is not a controlled substance and therefore does not require licenses, permits or specific approvals. Notwithstanding, the CMO is Health Canada approved, FDA registered and compliant with Good Manufacturing Practices (“cGMP”) (a standard applied in the pharmaceutical industry) in synthesis, process optimization and production of drug substances and has been successfully audited by Health Canada and the FDA.
The CRO is Good Laboratory Practices (“GLP”) compliant and holds all licenses required for its activities as they relate to the Company. Both the CMO and CRO have controlled substance licenses for other known controlled substances and are qualified for handling FT-104. For certainty, FT-104 is not currently a controlled substance in either the US or Canada (confirmed with both agencies), however since it can produce a psychoactive state, it will likely become a scheduled substance should it be approved for use by a regulatory agency and therefore, the use of a CMO and CRO in compliance with the control substances acts is critical. In addition, the Company has entered into appropriately negotiated services agreements or statements of work with the CMO and CRO that contemplate appropriate intellectual property and confidentiality provisions. In order to develop regulated medicines, including FT-104, the Company’s process must be conducted in strict compliance with the regulations of Health Canada, the FDA and other applicable federal, state, local and regulatory agencies.
FT-104 is currently in a pre-clinical stage of development, in which the primary activities are: (1) optimization and standardization of Chemistry-Manufacturing and Controls (“CMC”), including additional chemical characterization, synthesis, process optimization, stability, and development of analytical methodology to ensure drug substance quality and (2) non-clinical (same as preclinical) activities (“NCA”) that measure performance (pharmacokinetics) and safety (toxicology; pharmacology) using a variety of in-vitro and in-vivo assays. These studies will help to define parameters that would allow the safe testing of the substance in human trials. CMC activities are carried out by the CMO. NCA activities are carried out by the CRO.
The CMO is reliant on suppliers for starting materials to produce FT-104; the CRO is reliant on suppliers to carry out in-vitro and in-vivo assays, such as analytical kits, biological reagents and animal models. The Company, along with the CMO and CRO, only source starting materials from reputable and approved suppliers who hold the proper authorizations and approvals. Weekly or bi-weekly meetings occur to monitor the activities and advancements of CMO and CRO. A third-party regulatory group has been engaged to assist with the development of the regulatory and quality assurance strategies and prepare the regulatory documentation that will be required at each stage of the development.
Pharmaceutical Development and Approval Requirements — Canada
Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:
•
Chemical and Biological Research — Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

•
Pre-Clinical Development — A combination of in-vitro and in-vivo studies assess the effects of the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

•
Clinical Trials — Phase 1 — The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

•
Clinical Trials — Phase 2 — Phase 2 trials are carried out on people with the target condition (patients), who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its effectiveness.

•
Clinical Trials — Phase 3 — If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

•
New Drug Submission — If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.
•
Scheduling — FT-104 is a psychoactive substance with the potential for abuse. If FT-104 is approved as a drug, we will need to hold discussions with Health Canada to determine a risk management plan to protect FT-104 from potential diversion and misuse by patients, as well as to schedule its removal from Category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements — United States
Before a prescription drug product candidate may be marketed in the United States, the process required generally involves:
•
completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory and Manufacturing Practice regulations;

•
submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin;

•
for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

•
submission to the FDA of a new drug application (“NDA”); and

•
scheduling in collaboration with the DEA based on the drugs adverse properties, if any, related to potential abuse and addiction.

•
FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The operations of the Company, as currently conducted, do not require and are not dependent on, any licenses to conduct such operations.
COMPLIANCE PROGRAM
The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licencing framework applicable to its business activities. Additionally, the

Company has established a Professional Corporation (a “PC”) Advisory Committee with a mandate to provide strategic advice with respect to the structure of clinics as PCs and the protocols for operations of the PCs.
The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. Field Trip has also put in place an AML Policy designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company’s protocols.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or has not yet been passed into law), confirming the permissibility of the Company’s operations in such jurisdictions.
The Company’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) the Company has all necessary legal and/or regulatory approvals. See Risk Factors.
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS
Fourth Fiscal Quarter
Bought Deal Offerings
On January 5, 2021, the Company closed its previously announced bought deal offering (the “January BD Offering”) and issued 4,448,200 Units at a price per Unit of $4.50 for gross proceeds of $20,016,900. Each Unit comprised one Common Share of the Company and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”).
Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $5.60 per share until July 5, 2022. In the event that the volume weighted average trading price of the Common Share for ten (10) consecutive trading days exceeds $9.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than 15 trading days’ notice (see Note 17 Warrants in the audited annual consolidated financial statements for the fiscal year ended March 31, 2021). The Warrants commenced trading on the CSE under the symbol “FTRP.WT on January 5, 2021.
In consideration of the services rendered by the underwriters in connection with the January BD Offering, the Company paid a cash commission equal to $763,046 and issued 169,565 compensation warrants (the “January Compensation Warrants”). Each January Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $4.50 per share until January 5, 2023 (see Note 17 Warrants).
In connection with the January BD Offering, the short form prospectus qualified the distribution of 8,170 Common Shares and 49,016 additional compensation warrants (the “FTP Compensation Warrants”), for services rendered by the agents in connection with the August and September 2020 private placements (the “FTP Private Placements”) (see Note 17 Warrants).
On March 17, 2021 the Company completed a bought deal offering (the “March BD Offering”) resulting in the issuance of 14,661,499 Common Shares of the Company at a price of $6.50 per Common Share for gross proceeds of $95,299,744. In consideration of the services rendered by the underwriters in connection with the March BD Offering, the Company paid a cash commission equal to $4,961,472 and issued 865,303 compensation warrants (the “March Compensation Warrants” and, together with the January Compensation Warrants, collectively, the “Compensation Warrants”). Each March Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $6.50 per share until March 17, 2023 (see Note 17 Warrants). The lead investor in the Offering was Soleus Capital with additional participation by Avidity Partners, Sphera Funds, Pura Vida Investments, Jennison Associates and other healthcare specialized institutional investors.
As at March 31, 2021 Field Trip had unrestricted cash and cash equivalents, funds held in trust and short-term investments of $111,817,443.

Operational Highlights
During the fourth fiscal quarter, we continued to execute on our FT-104 drug development strategy and the buildout of a globally recognized brand of psychedelic-assisted therapy clinics, positioning us as an early mover in the emerging psychedelics industry, which, according to Canaccord Genuity’s May 21, 2020 research report on Psychedelic-derived medicines and therapies, is estimated to be a $100 billion market. The Company anticipates that interest in, and demand for, psychedelic therapies will continue to rapidly expand over the coming years, and plans to continue making investments to be at the forefront of this coming opportunity.
On January 7, 2021, the Company announced, subject to completion of a final site inspection, that its Toronto clinic has been selected as a trial location for a MAPS-sponsored study on the safety, feasibility and preliminary outcomes of MDMA-assisted therapy to treat eating disorders (the “Eating Disorder Study”), including Anorexia Nervosa. Field Trip will be hosting MAPS-trained therapists who will be providing MDMA-assisted therapy to an initial cohort of individuals suffering from Anorexia Nervosa, and collecting safety, feasibility and preliminary outcome data. Field Trip also announced that it is becoming a financial supporter of MAPS, committing to making an annual contribution of $50,000, which will be matched by a one-time collective contribution from the founders of Field Trip. Site selection is conducted independently by MAPS Public Benefit Corporation and is unaffected by charitable contributions to MAPS.
On January 26, 2021, Field Trip announced the opening of a location in Atlanta, GA. The opening of the Atlanta clinic represents Field Trip’s 5th operating location and the first in 2021.
On January 28, 2021, the Company announced that its Common Shares were approved for trading on the OTCQX® Best Market (“OTCQX”) retaining its current symbol FTRPF. At the time, Field Trip’s Common Shares and Warrants continued to trade on the CSE.
On February 9, 2021, Field Trip announced the official opening of the Field Trip Natural Products Limited Research and Development Laboratory for Psychedelic Fungi in Mona, Jamaica (the “Jamaica Facility”). The Jamaica Facility, which is opening as part of Field Trip’s previously announced strategic partnership with the University of West Indies, is the world’s first legal research and cultivation facility dedicated exclusively to psilocybin-producing mushrooms and other plant-based psychedelics. The work at the new facility will leverage the research and development efforts that have been conducted by Field Trip at a temporary facility at UWI since January 2020, and will be broad-ranging, from genetics, breeding and cultivation work on many of the 180+ plus recorded species of psilocybin-producing mushrooms, to developing analytical methods for quality control, identification of novel molecules, as well as extractions and formulations for drug development purposes.
Subsequent Developments
On May 4, 2021, the Company announced the opening of its fifth location in the United States in the city of Houston, TX. The Houston location is the second Field Trip Health center to open in 2021. Field Trip also announced that it has entered into leases and has commenced, or will soon commence, construction to build Field Trip Health centers in San Diego, CA, San Carlos, CA, Seattle, WA, Washington DC and Fredericton, NB.
On May 6, 2021, Field Trip announced that its Common Shares are eligible for electronic clearing and settlement through The Depository Trust Company (“DTC”) in the United States. DTC is a subsidiary of The Depository Trust & Clearing Corporation, a United States company that manages the electronic clearing and settlement of publicly-traded companies. Securities that are eligible to be electronically cleared and settled through DTC are considered “DTC eligible.” This electronic method of clearing securities speeds up the receipt of stock and cash and thus accelerates the settlement process for investors and brokers, enabling the stock to be traded over a wider selection of brokerage firms.
On May 20, 2021, the Company announced the appointment of former US Senate Majority Leader Tom Daschle as a Special Advisor to the Company. Senator Daschle is one of the longest serving Senate Democratic leaders in history and one of only two to serve twice as both Majority and Minority Leader. In 1978, he was elected to the U.S. House of Representatives, where he served eight years. In 1986, he was elected to the U.S. Senate and was chosen as Senate Democratic Leader in 1994. Senator Daschle is also the Founder and CEO of the Daschle Group, a Public Policy Advisory of Baker Donelson and a legal and government affairs firm that advises clients on a broad array of economic, policy and political issues.
On June 7, 2021 Field Trip’s Common Shares and Warrants commenced trading on the TSX under the ticker symbols “FTRP” and “FTRP.WT” respectively. The Common Shares continue to trade on the OTCQX market under the symbol “FTRPF”. In connection with the TSX listing, Field Trip’s Common Shares and Warrants were delisted from the CSE. In conjunction with its TSX listing, the Company announced that it has bolstered its Board of Directors with the appointments of Barry Fishman and Ellen Lubman. Mr. Fishman is an accomplished business leader and Board Director with proven success in strategy development, performance enhancement and public company governance, with an expansive global network and deep pharmaceutical knowledge. Ms. Lubman brings nearly 20 years of experience in corporate and business development, portfolio strategic planning, financial strategy and investor relations through leadership roles in small biotech and large pharma, starting her career as a Wall Street equity research analyst.
On June 8, 2021, the Company announced that it had applied to list its Common Shares on the NASDAQ Stock Market (“NASDAQ”). In advance of an anticipated listing on NASDAQ, Field Trip will file a Registration Statement with the United States Securities and Exchange Commission. The listing of Common Shares on NASDAQ remains subject to the review and approval of the listing application and the satisfaction of all applicable listing and regulatory requirements, as well as effectiveness of the registration statement. Field Trip will continue to maintain the listing of its Shares on the TSX under the symbol “FTRP”. The Company also announced that it anticipates being able to commence Phase 1 human trials for FT-104 and expects to have 20 Field Trip Health centers operating or under construction, including its existing and announced locations in New York, NY, Toronto, ON, Los Angeles, CA, Chicago, IL, Houston, TX, Atlanta, GA, San Diego, CA, San Jose, CA, Seattle, WA, Washington, DC, Fredericton, NB and Amsterdam, NL.
NON-REVENUE GENERATING PROJECTS
Field Trip currently has four significant projects, which have not yet generated any revenue or significant revenues:
a.
FT-104 drug development;

b.
psilocybin-producing fungi research and cultivation at its Jamaica Facility;

c.
the opening of clinics in San Diego, San Carlos, Seattle, Washington DC Austin, Stamford, Fredericton and Vancouver; and

d.
the development of its digital tools, being the “Trip” app and “Portal”.

FT-104
Development of the chemistry, manufacturing and controls (“CMC”) of the active ingredient, FT-104, continues to progress. During current fiscal Q4, scale-up batches and engineering batches have been completed, which have led to a better understanding of the process chemistry, potential impurities, as well as methods for isolation and purification at larger scale. In addition, analytical controls have been developed to properly characterize the drug substance and to help define drug specifications. Formal stability testing on representative batches of the drug substance have been initiated. Preliminary drug product formulation also started during the quarter.
Several pre-clinical activities were conducted with the drug substance in fiscal Q4, including in-vitro and in-vivo studies. The objectives of these studies are to define the pharmacokinetic properties of the drug, its metabolism and routes of elimination. In-vitro metabolic studies indicate that FT-104 is rapidly converted to the active substance, the primary and most abundant metabolite. Key findings from pharmacokinetic studies with FT-104 (prodrug) include: (1) after administration FT-104 is rapidly and completely converted to its active form, and the active is the major compound observed in the plasma, consistent with in-vitro assays; (2) the plasma profile in rodents achieves peak concentration at 1h after a subcutaneous dose and the drug is mostly eliminated by 4h; (3) the intensity of a head-twitch response, a model for 5HT2A activation in the rodent brain, is proportional to plasma concentration of the active form of the drug, peaking at 1h and stops by the 4th hour. These data are consistent with FT-104 as a short acting psychedelic compound (<2-3h).

In vitro binding assays show that the active form of the drug binds the 5HT2A and is approximately equipotent as psilocin, the active compound from psilocybin. Additional preclinical studies are ongoing or planned, including toxicology, safety pharmacology, genotoxicity. These studies are not expected to be completed before November 2021. There have been some minor delays in scheduling activities during the quarter due to COVID (see Effects of COVID Pandemic section in this MD&A).
Regarding future clinical studies, the Company received a first proposal for a Phase 1 study to assess pharmacokinetics, safety and tolerability of single escalating doses of FT-104 in healthy volunteers having prior experience with psychoactive substances. Measures of subjective experience and intensity of the psychedelic state will be performed using standardized questionnaires. The purpose of the Phase 1 is to determine the safe and tolerable range of doses of FT-104 that can be used in future Phase 2 development, where the drug’s efficacy can be evaluated. While, the Company initially anticipated that FT-104 would enter Phase 1 clinical trials before the end of calendar year 2021, this timeline has been revised to calendar Q1 2022, due primarily to COVID, especially with respect to in preclinical development (see Effects of COVID Pandemic section in this MD&A).
The Company’s belief that FT-104 has a product profile that is ideal for the treatment of depressed patients was bolstered by recent results published in the NEJM confirm that the 5HT2A agonist psilocybin is at least as efficacious as daily administration of escitalopram in a small randomized clinical study.
Updated budgets for preclinical, clinical and business development activities related to FT-104 through calendar Q1 2022 are provided in section Milestones and Available Funds.
Pipeline Development
The Company has also undertaken additional scientific, commercial and business development activities during the quarter to add to the drug development pipeline. This includes prospecting for opportunities for licensing and partnering, as well as synthesis of novel, patentable 5HT2A agonist families of molecules that improve convenience, safety and/or efficacy of psychedelic medicines and therapies. The Company intends to add at least one new molecule to the development pipeline before year end.
Psilocybin Research
In October 2020, the Company formally opened the “Jamaica Psilocybin research Facility.” Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are in-cultivation. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). It is emphasized here that the psilocybin-containing mushrooms, truffles in all botanical forms, whether dried or fresh, are strictly for R&D purposes only and are destroyed when no longer useful. None of the botanical substances or extracts are sold, consumed or provided for consumption, nor are they exported to any of these ends.
We expect to spend $1,200,000 over the next 12 months on ongoing psilocybin research (see Milestones and Available Funds). We intend to continue our psilocybin research thereafter in order to further our intellectual property portfolio through the development of optimized cultivation methods, extraction techniques and pursuit of novel molecule discovery.
Clinical Operations
Our Field Trip Health centres hold significant strategic value in that they enable us to collect large amounts of data from patients on clinical outcomes associated with the set, setting and therapeutic protocols of psychedelic therapies. This data allows us to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. In fact, based on the insights derived from our operations, we plan to launch two new programs that will be offered through our centres: group ketamine sessions, and continuing therapy post-treatment for patients who have completed our therapeutic programs. We will continue to leverage the data collection and insights generated from our expansion to enable us to innovate new treatments, new offerings and increase operational efficiency.
Through our Field Trip Health centres, we are creating real world impact on the lives of our patients. Since launch, we have seen remarkable success with our ketamine-assisted therapies. Most of our patients are experiencing a significant and sustained improvement in depression and anxiety scores — often from severe levels at intake to minimal upon program completion. These outcomes have enabled us to generate a Net Promoter Score (“NPS”) amongst patients who have completed our therapies of +66. NPS is a well-recognized metric for measuring customer loyalty. It is based on patient feedback scores ranging from 0 to 10 for how likely they are to recommend Field Trip to their friends and colleagues. According to Survey Monkey’s global benchmark data, the average NPS score for businesses is +32.
In January 2021, Field Trip opened the doors to the Atlanta clinic, its first clinic opening in 2021. During the fourth fiscal quarter, we continued construction of our Amsterdam clinic and entered into lease agreements for San Diego, Seattle and Washington. The target opening of our Amsterdam clinic in April 2021 was temporarily delayed due to changing licensing requirements, but we subsequently opened in June 2021 and will begin treating patients in July 2021. In May 2021, we opened the Houston clinic, our fifth location in the US and second clinic opening in 2021. Subsequent to quarter end, Field Trip entered into lease agreements for the following locations: San Carlos, Seattle, Austin, Stamford, Fredericton and Vancouver (see Subsequent Events section of this MD&A). The chart below sets out the status and target opening date of each location:
Location	Size (Sq Ft)	Status	Target Opening Date
San Diego	3,868	Construction in progress	September 2021
San Carlos	4,947	Construction in progress	September 2021
Seattle	4,292	Construction in progress	August 2021
Austin	7,642	Pre-construction in progress	November 2021
Fredericton	4,000	Construction in progress	July 2021
Vancouver	5,150	Pre-construction in progress	October 2021
Washington DC	3,000	Pre-construction in progress	October 2021
Stamford	4,125	Lease signed	December 2021
Digital Tools: Trip and Portal
In October 2020, we launched our proprietary digital portal, along with an updated version of our Trip mobile software application. Our “Trip” app’s user base grew by 57% increase from the third fiscal quarter. We anticipate a “Trip” premium version will be released in the second half of calendar 2021, along with further enhancements to the digital portal.
Effects of COVID-19 Pandemic on Operations
The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.
During the COVID-19 pandemic, many of the regions in which we operate or plan to operate, including in connection with relationships with contract drug manufacturers (“CMO”) have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and varies by market as infection rates of COVID-19 remain high in many regions throughout the world including Canada, the United States and The Netherlands where we have existing or planned clinic locations and CMOs. Because our clinics have been deemed “essential service”, we have been able to continue operating our clinics, however, the health, safety and well-being of our employees has been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.

During the fourth fiscal quarter, the impact of the COVID-19 pandemic was not significant to our financial results. However, we expect to continue to experience direct and indirect consequences of the COVID-19 pandemic on our operations over the next 12 months, including construction delays that may impact the timing of our clinic openings, and potential reluctance of people to attend in-person ketamine dosing sessions and group therapy sessions at our clinics, which may cause an extended period for each clinic, on average, to breakeven, which we now estimate at 15 months from the date of first patient dosing. However, as we believe that medium- and long-term opportunities for psychedelic assisted therapies remain strong (and potentially enhanced due to the mental health considerations of the pandemic), we intend to continue to pursue our first-mover advantage in building a network of psychedelics focused therapy clinics. The COVID-19 pandemic has resulted in an estimated three-fold increase in the incidence of depression in the US. We anticipate that we will see an increase in long-term demand for our depression related psychedelic therapies as case counts start to diminish in the future.
From a drug development perspective, we continue to experience:
•
delayed deliverables due to temporary quarantining of critical personnel at contract organizations. The Company’s contract drug manufacturer (CMO) has moved to shift work to reduce risks of COVID transmission within the company, yet there has been occasional sickness that has delayed the completion of tasks according to original schedules. The CMO and the Company have, as needed adapted to the situations that have presented, but continued future delays could impact downstream non-clinical and clinical activities

•
delayed arrival of reagents to the CMO from chemical supplier warehouses, possibly due to shortages. Some critical supplies, such as the key starting material for FT-104 synthesis has been stockpiled to hedge against future shortages. Some more common reagents have become in short supply recently. The Company monitors these activities to minimize potential impacts to timelines.

•
reduced availability of animal services due to increased activity in preclinical activities at selected CRO. The CRO has informed that there has been a very significant increase in requests for preclinical studies since calendar Q3 2020. The Company has reserved scheduled slots for many critical preclinical activities, well in advance of scheduling under normal circumstances. Through the quarter, we have been able to meet all timelines, however, timelines have been increasingly challenging to meet.

We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

MILESTONES AND AVAILABLE FUNDS
The final short form prospectus of the Company dated March 12, 2021 (the “SF Prospectus”), which is available on SEDAR at www.sedar.com, identified certain business milestones of the Company, which are re-produced below. As of the date hereof, the Company has provided the status of these milestones, the actual or revised estimated costs and the revised date of expected completion thereof, if applicable. The following are “forward-looking statements” and as such, there is no guarantee that such milestones will be achieved on the timelines indicated or at all. Forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. See “Forward-Looking Statements”.
Objective	Milestone Description	March 2021 Prospectus Estimated Cost	Actual/ Revised Estimated Cost	Actual/Estimated Timeframe for Completion (based on calendar year)	Status
FT-104 Development Patenting, Phase 1 completed and Phase 2 completed	US utility and PCT patent filings	$100,000	$100,000	Q2 2021	In Progress
	CMC development and pre-clinical studies completed	$2,440,000	$2,440,000	Q2 2021	In Progress
	Phase 1 studies completed	$2,025,000	$2,025,000	Q2 2022	Not started
	Phase 2 studies completed	$9,350,000	$13,550,000	Q2 2023	Not started

75 Operational Clinics	10th clinic operational (i.e. 4 additional clinics)	$1,500,000	$1,900,000	Q2 2021	In Progress
	15th clinic operational	$1,250,000	$2,000,000	Q3 2021	In Progress
	20th operational clinic	$2,000,000	$2,000,000	Q4 2021	Not started
	30th operational clinic	$4,000,000	$4,000,000	Q4 2022	Not started
	75th operational clinic	$15,500,000	$18,000,000	Q4 2024	Not started

Issuer Technology Platforms	Trip App available in app store	$220,000	$300,000	Q4 2021	Free app available. Premium version launch Q4 2021.
	Patient Portal launched	$220,000	$500,000	Q4 2021	Portal completed. Further enhancements to launch Q4 2021.
TOTAL:		$38,605,000	$46,815,000

Note:
Operational clinics include opened clinics and clinics under construction.
Due to the impact of the COVID-19 pandemic on our FT-104 development, we have revised our timeframe to complete Phase 1 studies from calendar Q4 2021 to Q1 2022. See Effects of COVID-19 Pandemic on Operations section for details.
Based on the number of leases currently in negotiation, our target of 20 clinics by calendar Q4 2021 remains unchanged. However, we anticipate a backlog of openings arising from construction delays due to the COVID-19 pandemic and have revised our timeframe to achieve 30 clinics from calendar Q2 2022 to Q4 2022.
Total Funds Available
As of the closing of the March BD Offering, the Company had $107,895,033 in funds available. The table below describes sets out the anticipated use of the available funds and any variances to such uses from what was described in the SF Prospectus. The use of proceeds represents the anticipated costs for next 12 months from April 1, 2021 to March 31, 2022 and assumes that no additional funds will be raised by the Company.

The current use of funds represents the sum total of the unspent amount and additional use of funds. The Company notes the below variances do not have a material impact on the Company’s ability to achieve its business objectives and milestones.
Use of Available Funds	March 2021 Prospectus Use of Funds (January 1 to December 31, 2021)	Amounts Spent January 1 to March 31, 2021	Additional Amounts Allocated	Current Use of Funds (April 1, 2021 to March 31, 2022)
FT-104 Drug Development
US utility and PCT patent filings	$77,000	Nil.	$13,000	$90,000
CMC development and pre-clinical studies	$1,522,804	$605,000	Nil.	$1,393,000
Phase 1 studies	$2,025,000	Nil.	$(920,000)	$1,105,000
Phase 2 studies	Nil.	Nil.	$350,000	$350,000
Psilocybin Fungi Research and Cultivation (Jamaica Facility)
Research and development	$1,320,000	$290,000	$(120,000)	$1,200,000
Clinic Expansion
5 additional clinics (Chicago, Amsterdam, Houston, Atlanta, San Diego)	$1,270,000	$820,000	$25,000	$475,000
12 additional clinics fiscal 2022	$4,100,000	Nil.	$1,000,000	$5,100,000
Other
Technology platforms (Trip App and Patient Portal)	$151,000	$91,000	$1,020,000	$1,080,000
Occupancy costs	$3,566,822	$554,000	$2,459,178	$5,472,000
Marketing	$2,596,677	$675,068	$848,391	$2,770,000
General & administrative	$3,854,881	$691,000	$2,771,119	$5,935,000
Total use of funds	$20,484,184	$3,726,068	$7,446,688	$24,970,000
Unallocated working capital	$87,410,849			$82,925,033
TOTAL:	$107,895,033			$107,895,033
With respect to FT-104 drug development, our total CMC development and pre-clinical studies budget remains unchanged at $2,440,000 as per the “Milestones” table above. After calendar Q1 2021 spend of $605,000, we anticipate current use of proceeds of $1,893,000 to complete these milestones.
With respect to the Jamaica Facility, we reduced our use of available funds by $120,000 to align with actual quarterly costs of approximately $300,000 USD to date.
With respect to Clinic Expansion, we have allocated an additional $1,025,000 in leasehold improvement costs, or an average increase of $60,000 per clinic, based on revised assumptions relating to our most recent lease negotiations, design plans to accommodate group therapy and additional offerings, and actual costs incurred with the opening of our clinics to date.
With respect to occupancy costs, rent payments have increased over the period due to a combination of a higher clinic count over the January 1, 2022 to March 31, 2022 period and an increase in rent expense assumptions, as we are now seeking larger spaces to accommodate group therapy and additional offerings.
With respect to our technology platforms, our March 2021 use of proceeds included third party development costs only. We have now included the $280,000 cost of our internal development and product teams in our current use of funds figure, which were previously reported in general & administrative expense.

With respect to general & administrative expenses, we have increased our directors and officers insurance expenses as a result of our June 7, 2021 TSX uplisting and NASDAQ application.
The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. See “Risks and Uncertainties”.
The expected use of funds represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities or incur debt to do so. As a result, management will retain broad discretion in the application of the available funds, and shareholders will be relying on management’s judgment regarding such application.
See “Results of Operations” section for a discussion of occupancy costs, marketing expenditures and general and administrative expenses.
The material factors or assumptions used to develop the estimated costs disclosed above are included in the “Forward-Looking Statements” section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risks and Uncertainties” or unforeseen events.

SELECTED CONSOLIDATED FINANCIAL DATA
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Revenue
Patient services	526,435	1,000	960,655	1,000
Other revenue	—	—	240	—
	526,435	1,000	960,895	1,000
Operating Expenses
General and administration	4,636,669	1,062,141	11,161,893	2,310,076
Occupancy costs	433,279	94,624	897,391	317,476
Sales and marketing	675,068	165,737	1,630,223	305,710
Research and development	871,955	112,079	3,417,690	193,192
Depreciation and amortization	539,321	127,048	1,394,404	146,320
Patient services	586,328	9,403	1,544,328	9,403
	7,742,620	1,571,032	20,045,929	3,282,177
Other Income (Expenses)
Finance expense	(74,214)	(16,360)	(252,259)	(19,907)
Other expense	(611,158)	695,152	(1,600,172)	672,760
Listing expense	(49,033)	—	(2,180,142)	—
Net Loss	(7,950,590)	(891,240)	(23,117,847)	(2,628,324)
Net Loss per Share — Basic and Diluted	(0.18)	(0.05)	(0.70)	(0.26)
Cash and cash equivalents	38,469,057	9,590,758
Funds held in trust	795,516	—
Restricted cash	588,041	100,000
Short-term investments	72,552,870	—
Other Receivables	813,761	203,112
Total Assets	126,450,005	12,541,095
Total Non-Current Financial Liabilities	6,426,484	1,078,334
REVERSE TAKEOVER TRANSACTION
On October 1, 2020, FTP completed its previously announced going public transaction (the “Transaction”) pursuant to the terms of an agreement entered into on August 21, 2020 between FTP, Newton and Newton Subco. On September 30, 2020, immediately prior to the closing of the Transaction, Newton filed articles of amendment to: (i) consolidate its outstanding common shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”.
The Transaction constituted a Reverse Takeover by way of a three-cornered amalgamation under applicable securities law, with FTP as the reverse takeover acquirer and Newton as the reverse takeover acquiree. Pursuant to the terms of the agreement, Newton acquired all the issued and outstanding common shares of FTP. Holders of FTP common shares received one post-consolidation common share of Newton in exchange for each FTP share held. Newton became the direct parent and sole shareholder of FTP, changed its year end from December 31 to March 31 and continued under the Canada Business Corporations Act (“CBCA”) by Certificate and Articles of Continuance.

In connection with the completion of the Transaction, Newton common shares listed on the NEX board of the TSXV were delisted on September 30, 2020. Field Trip Health Ltd. shares commenced trading on the Canadian Stock Exchange on October 6, 2020, under the stock symbol FTRP.
The Transaction does not constitute a business combination as Newton does not meet the definition of a business under IFRS 3 — Business Combinations. Immediately after the Transaction, shareholders of FTP owned 100% of the voting rights of Newton. As a result, the Transaction has been accounted for as a capital transaction with FTP being identified as the accounting acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The Transaction has been accounted for in the consolidated financial statements as a continuation of the financial statements of FTP.
Purchase price consideration
FTP is deemed to have acquired the former Newton as part of the Transaction. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date. The acquisition did not meet the criteria for a business combination and is therefore treated as a recapitalization under the scope of IFRS 2 — Share Based Payments. The consideration consisted entirely of shares and options of Field Trip Health Ltd. which were measured at the estimated fair value on the date of acquisition. The fair value of the Common Shares issued to the former Newton shareholders was determined to be $1,590,212 based on the fair value of the shares issued (795,106 shares at $2.00 per share). The fair value of the Newton Options was determined to be $74,982 using a Black Scholes model based on the following assumptions: Stock price volatility — 70%; Risk-free interest rate — 0.29–0.33%; Stock price at October 1, 2020 — $2.00 and an expected life of 2.52–3.86 years. In connection with the acquisition of Newton, the Company incurred transaction costs of $571,435, of which $375,713 was settled in cash and the remaining $195,722 in Company stock options.
Total
$
Consideration: Newton Commons Shares	1,590,212
Consideration: Newton Options	74,982
Total consideration	1,665,194
Transaction costs	571,435
2,236,629
Identifiable assets acquired: Newton Cash	66,487
Listing Expense	2,170,142
RESULTS OF OPERATIONS
For the Fourth Quarter of Fiscal 2021
Overview
For our fourth fiscal quarter ended March 31, 2021, we earned patient services revenues of $526,435 from our Toronto, New York, Santa Monica, Chicago and Atlanta clinics, a 66% increase over our third fiscal quarter patient services revenues of $316,329. Net loss for our fourth fiscal quarter of $7,950,590 was primarily due to general and administration expenses of $4,636,669, research and development expenses of $871,955, sales & marketing expenses of $675,068, patient services expenses of $586,328, depreciation and amortization of $539,321, occupancy costs of $433,279 and realized foreign exchange loss of $532,656. Net loss for our prior year’s fourth fiscal quarter of 2020 of $891,240 was primarily due to general and administration expenses of $1,062,141, sales and marketing expenses of $165,737, depreciation and amortization of $127,048 and research and development costs of $112,079, partially offset by a realized foreign exchange gain of $690,579.
For the fiscal year ended March 31, 2021, we earned patient services revenues of $960,655 from our Toronto, New York, Santa Monica, Chicago and Atlanta clinics, despite a temporary closure in Toronto from March to May and Chicago and Atlanta contributing revenues only beginning March 2021. We expect to scale our revenue as the number of patients treated at our locations increases, and with the addition of our Houston location, which just began treating patients in May 2021. We will continue our rollout of clinics across North America and Europe, with a total target of 20 clinics by December 2021 (see Non-Revenue Generating Projects — Clinical Operations section of this MD&A).
Net loss of $23,117,607 was primarily due to general and administration expenses of $11,161,893, research and development expenses of $3,417,690, listing expenses of $2,180,142 relating mainly to the Transaction, sales and marketing expense of $1,630,223, patient services expense of $1,544,328, realized foreign exchange loss of $1,578,142, depreciation and amortization of $1,394,404 and occupancy costs of $897,391. Net loss for the period ended March 31, 2020 of $2,628,324 was primarily due to general and administration expenses of $2,310,076, occupancy costs of $317,476, sales and marketing expenses of $305,710, research and development costs of $193,192 and depreciation and amortization of $146,320, partially offset by a realized foreign exchange gain of $667,526.
General and Administration
Components of general and administrative expenses for the three months and fiscal year ended March 31, 2021 and periods ending March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Personnel costs	2,350,681	577,175	5,214,979	896,227
External services	1,012,775	240,574	3,222,244	753,106
Share-based payments (Note 18)	832,979	110,830	1,516,981	330,703
Travel and entertainment	244,026	68,635	396,534	231,400
IT and technology	152,072	36,040	655,950	50,536
Office and general	44,136	28,887	155,205	48,104
Total general and administration	4,636,669	1,062,141	11,161,893	2,310,076
For our fourth fiscal quarter ended March 31, 2021, general and administrative expenses totaled $4,636,669 an increase of $3,574,528 compared to general and administrative expenses of $1,062,141 for the comparative quarter ended March 31, 2020. This increase was primarily due to operations and medical office administration (“MOA”) personnel costs of $1,773,505 relating to the Toronto, New York, Santa Monica, Chicago, Atlanta and Amsterdam clinics, external services of $772,201 primarily relating to professional and consulting fees, investor relations and insurance expense, share-based payments of $722,150, travel and entertainment expenses of $175,391 and IT and technology costs of $116,032.
For the fiscal year ended March 31, 2021, general and administrative expenses totaled $11,161,893, an increase of $8,851,817 compared to general and administrative expenses of $2,310,076 for the comparative period ended March 31, 2020. This increase was primarily due to operations and MOA personnel costs of $4,318,752 relating to the Toronto, New York, Santa Monica, Chicago, Atlanta and Amsterdam clinics, external services of $2,469,138 primarily relating to professional fees and consulting fees, investor relations and insurance expense, share-based payments of $1,186,278 and IT and technology costs of $605,414.

Occupancy costs
Components of occupancy costs for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Operating rent expense	88,289	10,318	249,485	172,354
Taxes, maintenance, insurance	8,941	34,958	37,738	73,884
Minor furniture and fixtures	313,980	37,312	507,976	37,312
Utilities and services	22,069	12,036	102,192	33,926
Total occupancy costs	433,279	94,624	897,391	317,476
Occupancy costs relate to our Toronto headquarters, Toronto, New York, Santa Monica, Chicago, San Diego, Washington, Atlanta, Houston and Amsterdam clinics and the Jamaica Facility.
For our fourth fiscal quarter ended March 31, 2021, occupancy costs totaled $433,279, an increase of $338,655 compared to occupancy costs of $94,624 for the comparative quarter ended March 31, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $276,668 and increased operating rent expense of $77,971 related to the clinics and Jamaica Facility. Occupancy costs for the quarter ended March 31, 2020 related to the Toronto headquarters lease only, as the company was in pre-operational, startup phase.
For the fiscal year ended March 31, 2021, occupancy costs totaled $897,391, an increase of $579,915 compared to occupancy costs of $317,476 for the comparative period ended March 31, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $470,664 and increased utilities and services expenses of $68,266 related to the clinics and Jamaica Facility and the higher operating rent expense of $77,131. Occupancy costs for the comparative period ended March 31, 2020 related to the Toronto headquarters lease only.
Sales and Marketing
Components of sales and marketing for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Brand and public relations	344,823	86,474	731,511	214,091
Conference fees	32,725	30,447	78,783	42,803
Personnel costs	120,899	29,147	347,027	29,147
External marketing services	167,838	19,669	464,119	19,669
Other marketing	8,783	—	8,783	—
Total sales and marketing	675,068	165,737	1,630,223	305,710
For our fourth fiscal quarter ended March 31, 2021, sales and marketing expenses totaled $675,068, an increase of $305,710 compared to sales and marketing expenses of $165,737 for the comparative quarter ended March 31, 2020. This increase was primarily due to brand and public relations costs of $258,349, external marketing services of $148,169 relating to paid social and search services to drive patient interest and personnel costs of $91,752. During the quarter, the Company continued to build out organic and paid digital acquisition channels across all Clinics, resulting in consistent growth in client enquiries week over week.
For the fiscal year ended March 31, 2021, sales and marketing expenses totaled $1,630,223, an increase of $1,324,513 compared to sales and marketing expenses of $305,710 for the comparative period ended March 31,

2020. This increase was primarily due to brand and public relations costs of $517,420, external marketing services of $444,450 relating to paid social and search services and personnel costs of $317,880.
Research and Development
Components of research and development for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
External services	539,544	—	2,254,608	—
Personnel costs	177,221	98,895	759,080	178,644
Supplies and services	155,190	13,184	404,002	14,548
Total research and development	871,955	112,079	3,417,690	193,192
External services fees relate primarily to fees paid to third parties to (i) further FT-104 development; and ii) manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility, provide legal advice and manage government relations. Construction of the Jamaica Facility was completed in October 2020 and the lab officially opened in February 2021. External services fees also include non-cash share-based payments relating to the Jamaica Facility shares (see Note 18 Share-Based Payments in the audited annual consolidated financial statements for the fiscal year ended March 31, 2021).
For our fourth fiscal quarter ended March 31, 2021, research and development expenses totaled $871,955, an increase of $759,876 compared to research and development expenses of $112,079 for the comparative quarter ended March 31, 2020. This increase was primarily due to external services of $441,938 paid to a third-party CMO and CRO to further FT-104 development, share-based payment of $97,606 relating to the Jamaica Facility shares, supplies and services of $142,006 for the Jamaica Facility and personnel costs of $78,326. Development of the chemistry, manufacturing and controls (CMC) of the active ingredient, FT-104, continues to progress. See Non-Revenue Generating Projects for a discussion of FT-104 milestones and anticipated costs.
For the fiscal year ended March 31, 2021, research and development expenses totaled $3,417,690 an increase of $3,224,498 compared to research and development expenses of $193,192 for the comparative period ended March 31, 2020. This increase was primarily due to external services of $728,171, share-based payment of $1,526,437 relating to the Jamaica Facility shares, personnel costs of $580,436 and supplies and services of $389,454.

Depreciation and Amortization
Components of depreciation and amortization for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Depreciation and Amortization — Leasehold Improvements	122,322	8,645	221,473	8,645
Depreciation and Amortization — Furniture & Fixtures	12,684	1,041	32,298	1,041
Depreciation and Amortization — Computer Equipment & Software	28,449	3,538	67,740	4,111
Depreciation and Amortization — Medical Lab and Equipment	13,644	239	24,500	239
Depreciation and Amortization — Right of use asset	331,579	111,591	987,226	130,290
Depreciation and Amortization — Intangible assets	30,643	1,994	61,167	1,994
Total depreciation and amortization	539,321	127,048	1,394,404	146,320
For our fourth fiscal quarter ended March 31, 2021, depreciation and amortization totaled $539,321, an increase of $412,273 compared to depreciation and amortization of $127,048 for the comparative quarter ended March 31, 2020. This increase was mainly due to the operation and improvement of leasehold properties (right of use assets) for the new clinics and Jamaica Facility. As at March 31, 2021, we are had leases in Toronto, New York, Santa Monica, Chicago, Atlanta, and Amsterdam clinics as well as the buildout of the Jamaica Facility.
For the fiscal year ended March 31, 2021, depreciation and amortization totaled $1,394,404 an increase of $1,248,084 compared to depreciation and amortization of $146,320 for the comparative period ended March 31, 2020. This increase in depreciation and amortization was mainly due to the Company’s expansion strategy, both for its clinics and research operations.
Patient Services Expense
Components of patient services expenses for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Personnel costs	512,869	7,568	1,411,083	7,568
Supplies and services	61,400	1,641	116,048	1,641
Payment provider fees	12,059	194	17,197	194
Total patient services expense	586,328	9,403	1,544,328	9,403
Patient services expense is comprised of direct costs incurred by the clinics to generate patient services revenue at the Toronto, New York, Santa Monica, Chicago and Atlanta clinics. Field Trip opened its first clinic in Toronto in March 2020.

Finance Expense
Components of finance expense for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Interest expense on leases	(112,083)	(19,005)	(301,503)	(22,562)
Interest income on shareholders’ loan	645	1,586	2,531	1,586
Interest income on refundable lease deposit	1,182	951	7,549	951
Interest expense on loan	(845)	—	(1,793)	—
Interest income on bank balances	36,887	108	40,957	118
Total finance expense	(74,214)	(16,360)	(252,259)	(19,907)
Other Income (Expense)
Components of other income (expense) for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Unrealized foreign exchange loss	(78,502)	(1,772)	(78,420)	(1,111)
Realized foreign exchange gain (loss)	(532,656)	690,579	(1,578,142)	667,526
Government assistance — wage subsidy	—	6,345	17,381	6,345
Government assistance — CEBA loan	—	—	18,681	—
Government assistance —IAP funding	—	—	20,328	—
Total other income (expense)	(611,158)	695,152	(1,600,172)	672,760
During the current fiscal quarter and fiscal year ended March 31, 2021, we recorded a realized foreign exchange loss of $532,656 and $1,578,142, which reflected a strengthening of the U.S. dollar against the Canadian dollar on our U.S.-denominated bank balances.
We also applied for, and received, governmental assistance related to the COVID-19 pandemic:
(i)
The Canada Emergency Business Account (CEBA) program provides an interest-free loan of $40,000, of which and if required conditions are met, only 75% or $30,000 of the loan amount is repayable by December 31, 2022. Government assistance is comprised of the fair value of the loan amount forgiven using an 15% effective interest rate (see Note 15 Loan Payable of our audited consolidated financial statements).

(ii)
The 10%Temporary Wage Subsidy for Employers (TWS) program provides a subsidy of 10% of wages from March 18, to June 19, 2020 up to $1,375 for each eligible employee. The maximum total is $25,000 for each eligible employer. For the three and fiscal year ended March 31, 2021 the Company received wage subsidies of $0 and $17,381 respectively.

(iii)
The Innovation Assistance Program (IAP) provides assistance to early stage, small to medium-sized enterprises unable to access COVID-19 support. The Company received $20,328 to cover salary expenses for the period from April 1 to June 24, 2020.

SELECTED FINANCIAL INFORMATION — SUMMARY OF QUARTERLY RESULTS
The following table sets out selected quarterly information for the previous 8 quarters of the Company up to March 31, 2021:
	Q3 2021 3 Months Ended March 31, 2021	Q3 2021 3 Months Ended December 31, 2020	Q2 2021 3 Months Ended September 30, 2020	Q1 2021 3 Months Ended June 30, 2020	Q4 2020 Period Ended March 31, 2020	Q3 2020 3 Months Ended December 31, 2019	Q2 2020 3 Months Ended September 30, 2019	Q1 2020 Period Ended June 30, 2019
	$	$	$	$	$	$	$	$
Revenue	526,435	316,329	94,532	23,599	1,000	—	—	—
Net Loss	(7,950,590)	(8,275,669)	(3,932,444)	(2,958,904)	(891,240)	(1,055,666)	(514,643)	(166,775)
Loss per share — basic and diluted	(0.18)	(0.22)	(0.16)	(0.21)	(0.05)	(0.10)	(0.08)	(0.03)
Historically, the Company’s operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate. If anticipated patient services revenues in any quarter do not occur when we expect due to unexpected delays in our North American clinic rollout and the economic impact of COVID-19 outbreak, our operating results for that quarter and future quarters may be adversely affected. Furthermore, historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of clinics opened, the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for pre-clinical studies and clinical trials and the availability of funding from investors. Because of the historical variations in our operating results, our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance.
LIQUIDITY AND CAPITAL RESOURCES
Cash and Working Capital
Since inception, we have financed our operations primarily from the issuance of equity and, to a lesser degree, from patient revenues from our clinics and interest income on funds available for investment. The Company’s primary capital needs are funds to advance its research and development activities, clinic rollout and digital teletherapy tools development and for working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs.
We have experienced operating losses and cash outflows from operations since incorporation, and will require ongoing financing to continue its research and development, clinic rollout and digital tele-therapy development activities. We have not earned significant revenues from the clinics, nor have we earned any revenue or reached successful commercialization of any products. Our success is dependent upon the ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current clinics, newly leased property, construction and office locations.
On May 20, 2020, FTP issued 76,240 Class B Series Common Shares as follows: 11,113 Class B Series Common Shares at a price of $0.90 USD per Class B Series Common Share, yielding gross proceeds of $10,002 USD or $13,935 CAD. Real estate brokerage commissions of $63,853 were settled via the issuance of 50,911 Class B shares at a price of $0.90 USD or $1.2542 CAD per share. Share issuance costs of $17,829 were settled via the issuance of 14,216 Class B Series Common Shares at a price of $0.90 USD or $1.2542 CAD per Class B Series Common Share.
On August 11, 2020, directors of FTP exercised options to purchase 9,000,900 Class A Series Common Shares at a price of $0.00001 for gross proceeds of $90.
On August 14, 2020, FTP completed brokered and non-brokered private placements of an aggregate of 5,516,724 Class A Series Common Shares, at a price of $2.00 per Class A Series Common Share, for aggregate gross proceeds of $11,033,448 (the “FTP Private Placements”). Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement (the “Agents”), for which they were paid a cash commission of $391,082, and were issued 55,167 Class A Series Common Shares and 299,753 compensation warrants, with each warrant exercisable into one Class A Series Common Share at a price of $2.00 Class A Series Common Share until August 14, 2022 (the “FTP Compensation Warrants”).
On September 21, 2020, and as a follow on to the FTP Private Placements, FTP completed a private placement of an aggregate of 816,932 Class A Series Common Shares at a price of $2.00 per Class A Series Common Share for gross proceeds of $1,633,864.
The Company incurred share issuance costs of $707,263 relating to the August 14 and September 21, 2020 private placements.
On September 25, 2020, 600,000 Class A Series Common Shares were issued as payment of milestone shares under the Jamaican SPA.
Upon closing of the FTP Private Placements all of the Class B Series Common Shares were automatically converted into Class A Series Common Shares.
On September 17, 2020, FTP received a $40,000 interest-free loan under the federal Canadian Emergency Business Account (CEBA) program, and if required conditions are met, only 75% or $30,000 of the loan amount will need to be repaid by December 31, 2022.
On October 1, 2020, 795,106 Common Shares were issued upon closing of the Transaction (see Reverse Takeover section of this MD&A). Upon closing of the Transaction, the Company had only Common Shares outstanding.
On January 5, 2021 the Company completed the January BD Offering resulting in the issuance of 4,448,200 Units of the Company at a price per Unit of $4.50 for gross proceeds of $20,016,900 (see Key Highlights and Recent Developments for details).
On March 17, 2021 the Company completed the March BD Offering resulting in the issuance of 14,661,499 Common Shares of the Company at a price of $6.50 per Common Share for gross proceeds of $95,299,744 (see Key Highlights and Recent Developments for details).
During the fiscal year ended March 31, 2021, 9,218,767 options were exercised for gross proceeds of $208,698 and 158,510 warrants were exercised for gross proceeds of $867,856.
See “Subsequent Events” for details on issuances after March 31, 2021.
There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See “Risks and Uncertainties”.
The table below sets out our cash, funds held in trust, restricted cash and working capital as at March 31, 2021 and 2020:
	March 31, 2021	March 31, 2020
	$	$
Cash	38,469,057	9,590,758
Funds held in trust	795,516	—
Restricted cash	588,041	100,000
Working capital	109,648,579	8,985,037
Working capital calculation:
Current assets	116,109,442	10,027,786
Current liabilities	6,460,863	1,042,749
Working capital	109,648,579	8,985,037

Funds held in trust of $795,516 represents unrestricted funds held at a Canadian chartered bank by the Group’s corporate counsel, representing proceeds from the March Bought Deal Offering which were subsequently released in April 2021 (see Key Highlights and Recent Developments for details).
As at March 31, 2021, the Group had $100,501 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit. The funds are invested in two cashable GIC accounts. $35,176 matures on November 4, 2021, and $65,325 matures on January 20, 2022, respectively. The Group also had $487,540 of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Working capital represents the excess of current assets over current liabilities. The increase in our cash was primarily due to cash provided by financing activities of $121,286,102, partially offset by cash used in investing activities of $75,072,770 and cash used in operating activities of $16,410,731.
The following table shows our cash flows from operating, investing and financing activities for the periods indicated:
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Cash used in operating activities	(16,410,731)	(1,930,441)
Cash used in investing activities	(75,072,770)	(940,907)
Cash provided by financing activities	121,286,102	12,612,363
Cash used in operating activities
During the current fiscal year, cash used in operating activities of $16,410,731 was primarily due to the net loss of $23,117,607, partially offset by the following non-cash items: share-based payments of $3,043,419, reverse take-over costs of $1,860,916, depreciation and amortization of $1,394,404 and interest expense on lease commitments of $301,503.
During the comparative period from Apr 2, 2019 (date of incorporation) to March 31, 2020, cash used in operating activities of $1,930,441 was primarily due to the net loss of $2,628,324, partially offset by non-cash share-based payments of $330,703, net changes in non-cash working capital of $199,724 and depreciation and amortization of $146,320.
Cash used in investing activities
During the current fiscal year, cash used in investing activities of $75,072,770 consisted primarily of purchase of short-term investments of $72,549,413, acquisition of property, plant and equipment of $1,978,790 for our New York, Santa Monica, Chicago, Atlanta, Houston and Amsterdam clinics and the buildout of the Jamaica Facility, acquisition of intangible assets of $363,311 relating to our digital patient portal (“Patient Portal”) and Trip App, and refundable security deposits paid for right-of-use assets of $181,256.
During the comparative period from April 2, 2019 (date of incorporation) to March 31, 2020, cash used in investing activities of $940,907 consisted primarily of acquisition of property, plant and equipment for our Toronto headquarters and clinic of $589,482, acquisition of intangible assets of $126,974 relating to our digital teletherapy tools Patient Portal and Trip App, non-refundable security deposits paid for right-of use assets of $123,465 and refundable security deposits paid for right-of-use assets of $100,986.
Cash provided by financing activities
During the current fiscal year, cash provided by financing activities of $121,286,102 was primarily due to net proceeds of $124,795,187 upon closing of the FTP Private Placements, January and March BD Offerings, net proceeds of $3,202,704 from the issuance of Warrants in connection with the January BD Offering, proceeds of $856,856 from the exercise of Warrants in connection with the January BD Offering and $11,000 from the exercise of FTP Compensation Warrants, proceeds from the exercise of stock options of $208,698 and CEBA loan proceeds of $40,000, partially offset by the repayment of lease obligation of $806,651.
During the comparative period from Apr 2, 2019 (date of incorporation) to March 31, 2020, cash provided by financing activities of $12,612,363 was primarily due to net proceeds of $12,732,645.
See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Lease obligations
The Company leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:
	Expiry	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
		$	$	$	$	$	$	$
Amsterdam Clinic	October 31, 2026	356,193	63,796	63,796	63,796	63,796	63,796	37,214
Atlanta Clinic	January 31, 2031	275,316	27,998	27,998	27,998	27,998	27,998	135,325
Chicago Clinic	September 30, 2031	607,459	59,264	59,264	59,264	59,264	59,264	311,138
Houston Clinic	March 31, 2026	260,303	52,061	52,061	52,061	52,061	52,061	—
Santa Monica Clinic	June 30, 2030	557,450	60,813	60,813	60,813	60,813	60,813	253,386
Toronto Clinic and Headquarters	October 31, 2023	288,119	111,530	111,530	65,059	—	—	—
		2,344,840	375,462	375,462	328,991	263,932	263,932	737,063
In addition to variable rent payments, the Company has committed to base rent payments at its Houston, San Diego, Seattle, and Washington DC clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.
	Expiry	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
		$	$	$	$	$	$	$
Houston Clinic	March 31, 2026	1,166,515	183,172	231,375	231,375	231,375	231,375	57,844
San Diego Clinic	January 31, 2032	2,689,297	38,426	235,742	242,814	250,098	257,601	1,664,617
Seattle Clinic	December 31, 2028	1,652,889	53,972	217,574	224,321	231,067	237,814	688,142
Washington DC Clinic	March 31, 2032	2,155,693	78,594	112,389	197,369	202,303	207,360	1,357,678
		7,664,394	354,164	797,080	895,879	914,843	934,150	3,768,281

Note:
(1)
See “Non-Revenue Generating Projects — Clinical Operations” for additional details.

Jamaica Facility
	Expiry	Total	1 year	2-3 years	4-5 years	More than 5 years
		$	$	$	$	$
Jamaica Facility	April 6, 2023	880,493	673,135	163,925	43,433	—

In connection with its partnership with UWI, FTNP agreed to lease property from UWI, contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research, and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. $263,121 was transferred from construction in progress to leasehold improvements in the period ended March 31, 2021 (see Note 10 Property Plant and Equipment to the audited consolidated annual financial statements for the fiscal year ended March 31, 2021).
CONTINGENCIES
Litigation
During the prior year, we terminated a lease contract with a lessor due to circumstances which we believe constituted a breach of contract by the lessor. Should we become involved in litigation due to the termination of this contract we believe we have prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.
OUTSTANDING SHARE DATA
The Company has an unlimited number of Common Shares and preferred shares authorized for issuance, of which the following Common Shares are issued and outstanding as at March 31, 2021 and as of the date hereof, on a fully-diluted basis and no preferred shares are issued and outstanding:
Class of Securities	Number of Common Share Equivalents as at March 31, 2021	Number of Common Share Equivalents as at March 31, 2020
Common Shares	57,297,238	20,941,923
Warrants	2,071,090
Compensation Warrants	1,034,868	—
FTP Compensation Warrants	343,269	—
Options to purchase Common Shares	5,150,798	11,377,706
Jamaica Facility Shares reserved for issuance	600,000	—
For additional information on share data please refer to Notes 4, 16, 17 and 18 of the audited annual consolidated financial statements for the fiscal year ended March 31, 2021 and Notes 16 and 17 of the audited annual consolidated financial statements for the period from April 2, 2019 (date of incorporation) to March 31, 2020.
Options
During the current fiscal year, the Company granted 3,085,742 options to employees, directors and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance, and are exercisable at a price of $0.50 to $8.25 per option. In relation to the Transaction, the Company granted 74,451 options, vested immediately, are exercisable for a period of 1.76 to 2 years from issuance, and are exercisable at a price of $1.76 to $2.00 per option. The Company also issued 9,218,767 Common Shares of the Company on the exercise of options with an exercise price of $0.0001 to $2.00 per Common Share.
During the comparative period ended April 2, 2019 (the date of incorporation) to March 31, 2020, the Company granted 11,377,706 options to employees and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance, and are exercisable at a price of $0.0001 to $0.50 per option. No options were exercised during this period.
Subsequent to the period ended March 31, 2021, the Company issued 614,888 options to employees and consultants. The options vest over a period of 4 years, are exercisable for a period of 10 years from issuance and are exercisable at a price range of $5.53 to $6.05 per option.

As at March 31, 2021, the Company had 5,150,798 stock options outstanding and as at the date of this MD&A, the Company has 5,670,686 stock options outstanding.
See “Liquidity and Capital Resources” and “Subsequent Events” for details on options.
Warrants
	FTP Compensation Warrants	Compensation Warrants	Warrants	Total Warrants
	#	#	#	#
Issued	348,769	1,034,868	2,224,100	3,607,737
Exercised	(5,500)	—	(153,010)	(158,510)
Balance, March 31, 2021	343,269	1,034,868	2,071,090	3,449,227
FTP Compensation Warrants
During the current fiscal year, the Company issued 299,753 FTP Compensation Warrants to the underwriter in connection with the completion of the FTP Private Placements which closed on August 14, 2020 (see Note 16 (viii) Share Capital) to the audited annual consolidated financial statements for the fiscal year ended March 31, 2021). In connection with the January BD Offering, the short form prospectus qualified the distribution of 49,016 additional FTP Compensation Warrants, for services rendered by the agents in connection with the FTP Private Placements (see Note 16 (xiii) Share Capital). The warrants have an expiry date of August 14, 2022. Each warrant entitles the holder to purchase one Class A share at $2.00 until the expiry date.
The Company also issued 5,500 Common Shares of the Company on the exercise of the FTP Compensation Warrants with an exercise price of $2.00 per Common Share (see Note 17 Warrants).
Compensation Warrants
During the current fiscal year, the Company issued 169,565 Compensation Warrants to the underwriter in connection with the January BD Offering which was completed on January 5, 2021 (see Note 16 (xiii) Share Capital). The warrants have an expiry date of January 5, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $4.50 until expiry.
The Company also issued 763,303 Compensation Warrants to the underwriter in connection with the March BD Offering which was completed on March 17, 2021 (see Note 16 (xiv) Share Capital). The warrants have an expiry date of March 17, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $6.50 until expiry. An additional 102,000 Compensation Warrants were issued to a consultant in connection with the March BD Offering.
Warrants
During the current fiscal year, the Company issued 2,224,100 Warrants in connection with the completion of the January BD Offering which closed on January 5, 2021 (see Note 16 (xiii) Share Capital). The warrants have an expiry date of July 5, 2022. Each warrant entitles the holder to purchase one Common Share, at an exercise price of $5.60 until expiry.
The Company also issued 153,010 Common Shares of the Company on the exercise of the Warrants with an exercise price of $5.60 per Common Share.
As at March 31, 2020, there were no warrants issued and outstanding.
The terms of the FTP Compensation Warrants, Compensation Warrants and Warrants specify that these instruments will be settled by Field Trip exchanging a fixed amount of cash for a fixed number of its own Common Shares. These terms meet the “fixed for fixed” criteria outlined in IAS 32 Financial Instruments for the warrants to be classified and accounted for as equity in the consolidated statements of financial position.
See “Liquidity and Capital Resources” and “Subsequent Events” for details on warrants.

Jamaica Facility Shares
Field Trip Psychedelics Inc. will issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”); 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.
On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares at a deemed price per Field Trip Common Share of $2.00. As at March 31, 2021, the Company had the remaining 600,000 Common Shares reserved for issuance.
On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Common Shares at a price per share of $6.78 (See Note 36 Subsequent Events in our audited financial statements for the fiscal year ended March 31, 2021).
TRANSACTIONS WITH RELATED PARTIES
Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Group measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets in accordance with IFRS 9. The amortized cost of the loans as at March 31, 2021 was $50,521 (see Note 9 Other Assets) and total interest income accrued at market rate in profit or loss for the fiscal year then ended was $2,531 (see Note 26 Finance Income (Expense)).
KEY MANAGEMENT PERSONNEL
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Key management at March 31, 2021 includes ten directors and executive officers of Field Trip. Key management personnel compensation for the fiscal year ended March 31, 2021 and period ended March 31, 2020 was comprised of:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Salaries	733,600	62,500	1,361,495	83,333
Share-based compensation (Note 18)	261,736	37,338	288,148	240,230
	995,336	99,838	1,649,643	323,563
Directors and officers of the Group control 35% or 20,060,208 of the outstanding voting shares of the Group.

Grassfed Ventures
During the period ended March 31, 2020, the Group was charged for various capital and operating expenditures by Grassfed Ventures, an entity owned by three of the Group’s directors and executive officers. For the period ended March 31, 2020 amounts charged to the Group at arms-length were recorded as:
$
General and administration	146,067
Occupancy costs	67,000
Property, plant and equipment	9,122
Sales and marketing	616
222,805
There were no accounts payable to Grassfed Ventures as at March 31, 2020.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense, property plant and equipment, intangible assets and shareholder loans. We base our estimates and assumption on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 2 of our audited annual consolidated financial statements for the fiscal year ended March 31, 2021 and are more fully described in Note 3 of our audited consolidated financial statements for the period from April 2, 2019 (date of incorporation) to March 31, 2020.
With the exception of share-based payments (see Note 18), there have been no material changes in any of critical accounting policies and estimates during the current fiscal quarter.
ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTINGPRONOUNCEMENTS
Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Value
IFRS 13 — Fair Value Measurements provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs to measure fair value fall into the following three different levels of the fair value hierarchy:
Level 1 —
Quoted prices in active markets for identical instruments that are observable;

Level 2 —
Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data; and

Level 3 —
Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.
Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Risks
The Company is exposed to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for review the Company’s financial risk management policies.
Credit Risk
Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and accounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company’s cash is held on deposit with major banks in Canada, the United States, and Jamaica which we believe lessens the degree of credit risk.
Liquidity Risk
Group manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Group typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Group raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at March 31, 2021, the Group had $39,852,614 of cash and cash equivalents.
Undiscounted contractual obligations as of March 31, 2021 and 2020 are as follows:
March 31, 2021
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,348,110	5,348,110	—	—	—
Deferred revenue	42,318	42,318	—	—	—
Loan payable	30,000	—	30,000	—	—
Lease obligations	9,463,505	1,477,942	2,295,745	1,988,112	3,701,706
Total financial liabilities	14,883,933	6,868,370	2,325,745	1,988,112	3,701,706
Total commitments	10,889,733	1,402,761	2,561,337	2,420,290	4,505,344
Total	25,773,666	8,271,131	4,887,082	4,408,402	8,207,050
March 31, 2020
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	577,878	577,878	—	—	—
Deferred revenue	2,000	2,000	—	—	—
Lease obligations	1,717,571	581,743	1,115,250	20,578	—
Total financial liabilities	2,297,449	1,161,621	1,115,250	20,578	—
Total commitments	260,237	111,530	148,707	—	—
Total	2,557,686	1,273,151	1,263,957	20,578	—

Interest Rate Risk
Financial instruments that potentially subject the Company to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Company has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.
Currency Risk
The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at March 31, 2021, the Company held USD dollar denominated cash of $45,902,622 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $487,541 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at March 31, 2021 of $571,095. USD dollar expenses for the fiscal year ended March 31, 2021 were $6,068,168 USD. Varying the foreign exchange rate for the fiscal year ended March 31, 2021 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $80,235 assuming that all other variables remained constant.
SUBSEQUENT EVENTS
TSX Listing
On June 7, 2021 the Common Shares and warrants commenced trading on the TSX under the ticker symbols “FTRP” and “FTRP.WT” respectively. In connection with the TSX listing, the Common Shares and warrants were delisted from the CSE.
NASDAQ Listing
On June 8, 2021, the Company announced that it had applied to list its Common Shares on the NASDAQ.
Option Grants
On April 30, 2021, the Company issued 229,888 options at an issue price of $6.05 per Field Trip Share.
On May 31, 2021, the Company issued 385,000 options at an issue price of $5.53 per Field Trip Share.
Clinic Openings
San Carlos, California
On April 15, 2021, the Company executed a lease agreement to build its San Carlos, California clinic, commencing on September 1, 2021 and ending August 31, 2031. Total commitments under the lease are approximately $3,845,220.
Fredericton, New Brunswick
On April 16, 2021, the Company executed a lease agreement to build its Fredericton, New Brunswick clinic, commencing on August 1, 2021 and ending July 31, 2031. Total commitments under the lease are approximately $685,000.
Vancouver, British Columbia
On April 29, 2021, the Company executed a lease agreement to build its Vancouver, British Columbia clinic, commencing on September 1, 2021 and ending August 31, 2031. Total commitments under the lease are approximately $1,939,712.
Austin, Texas
On June 4, 2021, the Group executed a lease agreement to build its Austin, Texas clinic, commencing on November 1, 2021 and ending March 31, 2032. Total commitments under the lease are approximately $4,442,091.

Stamford, Connecticut
On June 21, 2021, the Group executed a lease agreement to build its Stamford, Connecticut clinic, commencing on December 1, 2021 and ending May 31, 2032. Total commitments under the lease are approximately $1,757,751.
Loan Payable
On June 3, 2021, the Group applied for and received a $20,000 CEBA loan expansion. The loan is interest-free and is in addition to the initial $40,000 CEBA loan received on September 17, 2020. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000 (see Note 15 Loan Payable to the audited annual consolidated financial statements for the fiscal year ended March 31, 2021).
Jamaica Facility Shares
On June 22, 2021, Field Trip issued the second instalment of the Jamaica Facility shares under the SPA, being a total of 150,000 shares at a price per Field Trip Common Share of $6.78 (see Note 18 Share-based payments).
Exercise of Warrants
On June 22, 2021, 144,377 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $288,754.
RISKS AND UNCERTAINTIES
The Company’s Annual Information Form of even date herewith sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties Annual Information Form, which are incorporated in this MD&A by reference) are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the Annual Information Form for details).